SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No   ☒

Table of Documents Filed

Page

1.	On August 12, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months June 30, 2009 and 2010. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 12, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On August 12, 2010, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2009 and 2010. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with U.S. GAAP, except as modified to account for stock splits in accordance with the usual practice in Japan.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts, ratios and employees)
	Three months ended June 30, 2009	Three months ended June 30, 2010	Fiscal year ended March 31, 2010
Total Revenues	233,043	234,514	932,140
Income before Income Taxes and Discontinued Operations	11,979	24,635	55,720
Net Income Attributable to ORIX Corporation	7,192	16,450	37,757
ORIX Corporation Shareholders’ Equity	1,175,444	1,266,795	1,298,684
Total Assets	8,139,440	8,704,169	7,739,800

ORIX Corporation Shareholders’ Equity Per Share (yen)	13,147.74	11,785.67	12,082.56
Earnings Per Share for Net Income Attributable to ORIX Corporation
Basic (yen)	80.45	153.05	370.52
Diluted (yen)	68.04	129.27	315.91
ORIX Corporation Shareholders’ Equity Ratio (%)	14.44	14.55	16.78
Cash Flows from Operating Activities	6,450	(14,241)	209,311
Cash Flows from Investing Activities	111,792	73,143	432,788
Cash Flows from Financing Activities	(177,502)	(83,530)	(466,924)
Cash and Cash Equivalents at End of Period	402,461	609,110	639,087
Number of Employees	19,022	18,065	17,725

Notes:	1.	As a result of the recording of “Discontinued Operations” in accordance with FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in the fiscal year ended March 31, 2010 have been reclassified retroactively.
	2.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

For the three months ended June 30, 2010, no significant changes were made in the Company and its subsidiaries’ operations.

(3) Changes of Principal Related Companies

Changes of principal related companies for the three months ended June 30, 2010 are as follows:

Additions:

There were no additions during the three months ended June 30, 2010.

Deletions:

There were no deletions during the three months ended June 30, 2010.

(4) Number of Employees

The following shows the total number of employees in the Company and its subsidiaries as of June 30, 2010:

Number of employees
18,065

Note:	(a)	The above number represents individuals employed on a full-time basis.
	(b)	The average number of temporary employees for the three months ended June 30, 2010 was 5,580.

2.	Operating Results

(1) Earnings Summary

Total revenues and profits (losses) by segment for the three months ended June 30, 2010 and 2009 are as follows:

	Millions of yen
	Three months ended June 30, 2009		Three months ended June 30, 2010		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits (losses)	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	25,802	1,513	23,845	2,004	(1,957)	(8)	491	32
Maintenance Leasing	57,441	5,830	56,777	6,753	(664)	(1)	923	16
Real Estate	42,645	261	39,645	2,180	(3,000)	(7)	1,919	735
Investment Banking	23,580	(10,418)	26,765	2,109	3,185	14	12,527	—
Retail	43,225	5,181	35,582	8,105	(7,643)	(18)	2,924	56
Overseas Business	42,273	11,257	43,123	11,435	850	2	178	2

Total	234,966	13,624	225,737	32,586	(9,229)	(4)	18,962	139

Difference between Segment Total and Consolidated Amounts	(1,923)	(1,645)	8,777	(7,951)	10,700	—	(6,306)	—

Total Consolidated Amounts	233,043	11,979	234,514	24,635	1,471	1	12,656	106

(2) Total Assets

Total assets by segment at June 30, 2010 and March 31, 2010 are as follows:

	June 30, 2010		March 31, 2010		Change
	Millions of yen	Composition ratio (%)	Millions of yen	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	1,135,577	13.0	1,178,458	15.2	(42,881)	(4)
Maintenance Leasing	524,171	6.0	515,716	6.7	8,455	2
Real Estate	1,070,122	12.3	1,079,273	14.0	(9,151)	(1)
Investment Banking	1,062,218	12.2	1,071,255	13.8	(9,037)	(1)
Retail	1,611,351	18.5	1,578,758	20.4	32,593	2
Overseas Business	840,634	9.7	860,815	11.1	(20,181)	(2)

Total	6,244,073	71.7	6,284,275	81.2	(40,202)	(1)

Difference between Segment Total and Consolidated Amounts	2,460,096	28.3	1,455,525	18.8	1,004,571	69

Total Consolidated Amounts	8,704,169	100.0	7,739,800	100.0	964,369	12

(3) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating transactions for the three months ended June 30, 2010 and 2009 are as follows:

	Millions of yen		Change
	Three months ended June 30, 2009	Three months ended June 30, 2010	Amount	Percent (%)
Direct Financing Leases:
New equipment acquisitions	49,629	76,644	27,015	54
Installment Loans:
New loans added	157,222	143,024	(14,198)	(9)
Operating Leases:
New equipment acquisitions	45,299	51,822	6,523	14
Investment in Securities:
New securities added	61,869	244,610	182,741	295
Other Operating Transactions:
New assets added	4,231	8,690	4,459	105

3.	Risk Factors

There were not any significant changes for the three months ended June 30, 2010.

4.	Material Contract

Not applicable

5.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (Shihanki Houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

Concerns about global economic recovery heightened due to the European sovereign debt crisis. However, the International Monetary Fund (“IMF”) revised upward its global GDP forecast for 2010 indicating that the recovery from the global crisis has been better than expected. Recovery is occurring at different speeds in different regions, with emerging and developing economies in Asia leading the recovery. The effects of the revaluation of the Chinese Renminbi on the global economy are also a focus of attention. The pace of recovery in the United States is slowing as unemployment remains high and consumer spending is decreasing despite continued improvement in industrial production leading to a recovery of corporate performance.

In Japan, the government upgraded its economic outlook in June, stating that the groundwork for a self-sustaining recovery is being laid. Recovery is coming from increased export levels and there has been an upswing in consumer spending buoyed by stimulus measures. However, downside risks remain such as deflationary pressures, high unemployment and Japan’s long-term financial issues.

Financial Highlights

Financial Results for the Three Months Ended June 30, 2010
Total Revenues	¥234,514 million (Up 1% year on year)
Income before Income Taxes*	¥24,635 million (Up 106% year on year)
Net Income Attributable to ORIX Corporation	¥16,450 million (Up 129% year on year)
Earnings Per Share:
(Basic)	¥153.05 (Up 90% year on year)
(Diluted)	¥129.27 (Up 90% year on year)
ROE (Annualized)	5.1% (2.5% during the same period of the previous fiscal year)
ROA (Annualized)	0.80% (0.35% during the same period of the previous fiscal year)

*	Income before income taxes refers to income before income taxes and discontinued operations.

Total Revenues

Total Revenues for the three-month period ended June 30, 2010 increased 1% to ¥234,514 million compared to the same period of the previous fiscal year.

“Direct financing leases” decreased 8% to ¥12,330 million compared to the same period of the previous fiscal year. The decline is in line with decreased balance of investment in direct financing leases particularly a decline in the average balance in the Corporate Financial Service segment compared to the same period of the previous fiscal year.

“Operating leases” were flat year on year at ¥68,045 million. Revenues continued to be strong in the Maintenance Leasing segment and revenues from overseas automobile leasing on a yen-equivalent basis increased year on year.

“Interest on loans and investment securities” increased 7% to ¥44,752 million compared to the same period of the previous fiscal year. Due to the application of new accounting standards in this fiscal year relating to the consolidation of variable interest entities (VIEs), see Note 2 “Significant Accounting and Reporting Policies” and Note 6 “Variable Interest Entities”, VIEs that have become subject to consolidation have increased and, as a result, interest on loans and investment securities increased compared to the same period of the previous fiscal year.

“Brokerage commissions and net gains on investment securities” decreased 32% to ¥5,055 million compared to the same period of the previous fiscal year. This was chiefly due to a decrease in gains on trading securities in the United States compared to the same period of the previous fiscal year and a decrease in brokerage commissions due to the deconsolidation of ORIX Securities Corporation in January 2010.

“Life insurance premiums and related investment income” increased 6% to ¥27,722 million compared to the same period of the previous fiscal year. Life insurance premiums increased for the life insurance operations due to strong sales of retail customer-oriented products such as medical insurance and an increase in operating revenues from insurance-related investment.

“Real estate sales” decreased 45% to ¥5,672 million compared to the same period of the previous fiscal year resulting from a decrease in the number of condominiums delivered as a result of previously limited new developments in the condominium operations.

“Gains on sales of real estate under operating leases” mainly recorded in the Real Estate segment decreased 79% to ¥103 million.

“Other operating revenues” increased 8% to ¥70,835 million compared to the same period of the previous fiscal year due to the increased revenues from operating facilities, advisory services in the U.S. and environment-related business.

Total Expenses

Expenses were flat at ¥212,157 million compared to the same period of the previous fiscal year.

“Interest expense” increased 47% to ¥33,359 million compared to the same period of the previous fiscal year due to the application of new accounting standards, see Note 2 “Significant Accounting and Reporting Policies” and Note 6 “Variable Interest Entities” as mentioned above.

“Costs of operating leases” decreased 2% to ¥46,252 million compared to the same period of the previous fiscal year.

“Life insurance costs” decreased 5% to ¥20,639 million compared to the same period of the previous fiscal year.

“Costs of real estate sales” decreased 42% to ¥6,175 million compared to the same period of the previous fiscal year due to fewer condominiums being delivered as mentioned above in “Real estate sales”.

“Other operating expenses” increased 8% to ¥42,776 million compared to the same period of the previous fiscal year mainly due to increased expenses from operating facilities and environment-related business as mentioned in “Other operating revenues”.

“Selling, general and administrative expenses” decreased 7% to ¥49,453 million compared to the same period of the previous fiscal year. Expenses decreased due to the deconsolidation of ORIX Credit Corporation and ORIX Securities Corporation, despite an increase in line with increased revenues from advisory services in the United States.

“Provision for doubtful receivables and probable loan losses” decreased 52% to ¥5,992 million compared to the same period of the previous fiscal year. This decrease is mainly due to a decrease in provisions in the Corporate Financial Services and Retail segments.

At the end of the first quarter, domestic installment loans to real estate-related companies (excluding non-recourse loans by SPCs) accounted for ¥427,220 million, or 19% of all outstanding domestic installment loans. Installment loans made to real estate-related companies are secured in most cases with real estate as collateral. Of this amount, loans individually evaluated for impairment were down to ¥141,665 million from ¥152,455 million on March 31, 2010, the valuation allowance for this amount decreased to ¥49,471 million from ¥53,122 million on March 31, 2010.

“Write-downs of long-lived assets” increased to ¥1,603 million from ¥102 million in the same period of the previous fiscal year. This is primarily due to write-downs of rental properties in the Real Estate segment.

“Write-downs of securities” increased 128% to ¥6,271 million compared to the same period of the previous fiscal year. Write-downs were primarily recorded for non-marketable equity securities and preferred capital shares.

As a result of the foregoing changes, operating profit increased 2% to ¥22,357 million compared to the same period of the previous fiscal year.

Net Income Attributable to ORIX Corporation

Net Income Attributable to ORIX Corporation increased 129% to ¥16,450 million compared to the same period of the previous fiscal year.

“Equity in net income (loss) of affiliates” was ¥1,932 million, improving from a loss of ¥9,161 million, which was recorded as a result of an affiliate filing for protection under the Corporate Rehabilitation Law during the same period of the previous fiscal year.

“Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net” was a profit of ¥346 million, an improvement from a loss of ¥707 million during the same period of the previous fiscal year. A loss was recorded from the sale of common stock of the aforementioned affiliate.

As a result of the foregoing changes, income before income taxes increased 106% to ¥24,635 million.

“Discontinued operations, net of applicable tax effect” increased to ¥2,296 million from ¥225 million compared to the same period of the previous fiscal year primarily due to an increase in gains on sales of real estate under operating leases in Japan.

Net income attributable to ORIX Corporation increased 129% to ¥16,450 million compared to the same period of the previous fiscal year.

Segment Information

Profitability was achieved in all segments during the first consolidated period.

From this fiscal year, the Company changed the measure of its segment assets and segment revenues related to certain variable interest entities (VIEs) which are consolidated in accordance with the above mentioned new accounting standards since the Company’s management changed its internal performance assessment measures to manage its segments.

In addition, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and Maintenance Leasing segment, respectively.

Due to these changes, the reclassified figures are shown for the first consolidated period and the fiscal year ended March 31, 2010 (See Notes 18, “Segment Information”).

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues decreased 8% to ¥23,845 million compared to ¥25,802 million in the same period of the previous fiscal year, primarily due to a decrease in the average balance of installment loans by 26% compared to the same period of the previous fiscal year as a result of adjustments to the portfolio balance through a reduction in new loan executions.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from decreases in interest expense and provision for doubtful receivables and probable loan losses. New occurrences of non-performing assets have been decreasing since the fourth quarter of the previous fiscal year, due to restrictions on new loans to real estate-related companies and increased collateral requirements continuing from the previous fiscal year. In addition, provision for doubtful receivables and probable loan losses have decreased with improvement in corporate revenues as the economy moves toward recovery.

As a result, segment profits increased 32% to ¥2,004 million compared to ¥1,513 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥1,135,577 million compared to March 31, 2010, due to a decline in the installment loan balance.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

The business environment outlook remains bleak, as corporate client demand for new automobiles is weak. Capital expenditures in the equipment rental business have yet to sufficiently recover, despite a recovery trend in capital expenditures in Japan. However, the Maintenance Leasing segment has maintained stable revenues by capitalizing on ORIX’s position as the industry-leader in terms of market share and by providing high value-added services.

Segment revenues remained flat at ¥56,777 million, compared to ¥57,441 million during the same period of the previous fiscal year due to steady operating lease and maintenance revenues despite the current environment.

Segment expenses decreased compared to the same period of the previous fiscal year, due to a decrease in depreciation expense and interest expense as a result of a year on year decrease in operating lease assets.

As a result, segment profits increased 16% to ¥6,753 million compared to ¥5,830 million during the same period of the previous fiscal year.

Segment assets increased 2% to ¥524,171 million compared to March 31, 2010 due to an increase in operating lease assets.

Real Estate Segment

This segment consists of development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

The condominium market recovery is on a recovering trend, especially in urban areas as a result of an improved balance of supply and demand. However, a loss was recorded as a result of a decrease in the number of condominiums delivered to 103 units from 375 units during the same period of the previous fiscal year due to previous limitations on new developments in the condominium operations.

Although sales of real estate under operating leases remain below pre-crisis levels, they are on an increasing trend. Under this environment, the real estate investment business is pursuing a policy of making appropriate assets sales based on real demand. Real estate transactions are on a gradually increasing trend, with the sale of a large-scale property occurring during the first consolidated period, and gains on sales of real estate under operating leases increased compared to the same period of the previous fiscal year.

Despite gains on sales of real estate under operating leases, segment revenues decreased 7% to ¥39,645 million compared to ¥42,645 million in the same period of the previous fiscal year due to the decrease in number of condominiums delivered. Segment expenses dramatically declined due to such factors as advertising and other expenses incurred ahead of unit delivery and a decrease in the number of condominiums delivered. As a result, segment profits increased approximately eight-fold to ¥2,180 million compared to ¥261 million in the same period of the previous fiscal year.

Segment assets remained flat at ¥1,070,122 million compared to March 31, 2010.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, venture capital, and securities brokerage.

The market is reaching a turning point with investment appetite returning to the real estate finance market, particularly among foreign investors.

Segment revenues increased 14% to ¥26,765 million compared to ¥23,580 million in the same period of the previous fiscal year. Revenues increased compared to the same period of the previous fiscal year due to major collections made by the loan servicing (asset recovery) business and increased revenues from operating leases, despite decreased revenues due to a 13% year-on-year decline in the average balance of installment loans and investment in securities (including specified bonds).

Segment expenses increased due to increased write-downs of securities despite decreased selling, general and administrative expenses.

Equity in net income (loss) of affiliates recorded a profit during the first consolidated period, whereas a loss was recorded during the same period of the previous fiscal year due to an affiliate filing for protection under the Corporate Rehabilitation Law.

As a result, segment profits were ¥2,109 million compared to a loss of ¥10,418 million in the same period of the previous fiscal year.

Segment assets remained flat at ¥1,062,218 million compared to March 31, 2010.

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan and the online securities brokerage businesses operated by affiliates.

In the life insurance business, insurance related gains improved due to increased contracts for new products together with increased insurance-related investment income due to recovery of the market environment.

Installment loans increased in the trust and banking business in line with increased corporate lending. As a result, both revenues and profits increased. Also, Internet-based deposits increased steadily, and assets have surpassed the 1 trillion yen level.

Segment revenues and expenses from the card loan and online securities brokerage business is recognized as segment profits under equity in net income (loss) of affiliates due to the share transfer and share exchange of the card loan and online securities brokerage businesses during the previous consolidated fiscal year.

As a result, segment revenues decreased 18% to ¥35,582 million compared to ¥43,225 million in the same period of the previous fiscal year. However, segment profits increased 56% to ¥8,105 million compared to ¥5,181 million during the same period of the previous fiscal year due to decreased segment expenses, mainly lower selling, general and administrative expenses and decreased provisions for doubtful receivables and probable loan losses.

Segment assets increased 2% to ¥1,611,351 million compared to March 31, 2010 as a result of increased installment loans in the trust and banking business and an increase in investment securities.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

Economic recovery in the U.S. is slowing down despite a decreasing trend in financial institutions’ cost of credit as the housing market remains stagnant and unemployment continues to hover at a high rate despite. Economic recovery is continuing in the Asian region, especially China.

Segment revenues increased 2% to ¥43,123 million compared to ¥42,273 million in the same period of the previous fiscal year. In the U.S., fee income from investment banking operations increased. Also, revenues remained flat in Asia and Oceania mainly due to an increase in gains on sales of autos in the automobile leasing business being offset by decreased revenues from a decline in the balances of investment in operating and direct financing leases.

Segment expenses remained flat year on year due to a decrease in provision for doubtful receivables and probable loan losses in the U.S. being offset by an increase in selling, general and administrative expenses from a corporate acquisition. As a result, segment profits increased 2% to ¥11,435 million compared to ¥11,257 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥840,634 million compared to March 31, 2010, mainly due to the effects of an appreciated yen.

(2) Financial Condition

	Fiscal Period Ended June 30, 2010	Fiscal Year Ended March 31, 2010	Change	Year on Year Change
Total Assets (millions of yen)	8,704,169	7,739,800	964,369	12%
(Segment Assets)	6,244,073	6,284,275	(40,202)	(1%)
Total Liabilities (millions of yen)	7,386,486	6,395,244	991,242	15%
(Long- and Short-term Debt)	5,400,598	4,409,835	990,763	22%
(Deposits)	897,733	853,269	44,464	5%
Shareholders’ Equity* (millions of yen)	1,266,795	1,298,684	(31,889)	(2%)
Shareholders’ Equity Per Share* (yen)	11,785.67	12,082.56	(296.89)	(2%)

*	“Shareholders’ Equity” refers to “ORIX Corporation Shareholders’ Equity.”

Total assets increased 12% to ¥8,704,169 million compared to ¥7,739,800 million on March 31, 2010. Installment loans and investment in direct financing leases increased due to the application of new accounting standards, see Note 2 “Significant Accounting and Reporting Policies” and Note 6 “Variable Interest Entities”, in this fiscal year relating to consolidation of VIEs. Segment assets decreased 1% to ¥6,244,073 million from March 31, 2010.

Regarding liabilities, the application of the new accounting standard with respect to VIEs resulted in an increase in long-term debt compared to March 31, 2010. Furthermore, deposits have increased in accordance with business expansion into corporate lending in the trust and banking business.

Shareholders’ equity decreased 2% to ¥1,266,795 million compared to March 31, 2010 due to a decrease in retained earnings in line with the application of the new accounting standard in addition to accumulated other comprehensive income (loss) such as net change of foreign currency translation adjustments.

(3) Liquidity and Capital Resources

ORIX Group requires capital resources at all times for maintaining working capital. We have put our main emphasis on ensuring stable funding and reduction of our funding costs by diversifying our funding methods and procuring capital from a variety of sources. We strive for timely and flexible capital resource procurement by monitoring the funding requirements from our sales and investment operations, and the balance between the supply and demands of our funding needs. We are also monitor the financial institutions’ willingness to lead money in the market, investors’ investment trend, and so on.

ORIX Group’s funding from long- and short-term debt and acceptance of deposits on a consolidated basis, as of June 30, 2010, was 6,131 billion yen.

Funding was mainly comprised of borrowings from financial institutions and direct fund procurement from capital markets. Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks, life and casualty insurance companies and financial institutions associated with agricultural cooperatives. The number of financial institutions from which we procured borrowings exceeded 200 as of June 30, 2010. Procurement from the capital markets was composed of the issuance of ORIX straight bonds, commercial paper (CP), medium-term notes issued by ORIX and three overseas subsidiaries, the securitization of operating assets (ABS/CMBS), and through unsecured convertible bonds with stock acquisition rights.

Due to application of new accounting standards this consolidated fiscal year relating to the consolidation of variable interest entities (VIEs), total debt increased by ¥1,053 billion.

In response to market risks, we have been implementing various measures to maintain financial stability, such as decreasing interest bearing debt to improve our debt-to-equity ratio, and increasing the average length of debt as well as retaining excess liquidity through cash and deposits to decrease short-term liquidity risk. In July 2009, we issued new shares at the amount of 83.4 billion yen for new investments and reduction of debt, and in April 2010, we issued $750 million aggregate principal amount of U.S. dollar-denominated senior notes in a SEC-registered offering outside of Japan. We will continue to strengthen our financial condition, while maintaining an appropriate balance of funding structure.

Debt

(a) Short-term debt

	June 30, 2010 (Millions of yen)	March 31, 2010 (Millions of yen)
Borrowings from financial institutions	316,744	271,234
Commercial paper	279,170	282,781
Medium-term notes	19,550	19,550

Total	615,464	573,565

The above amounts include Short-term debt of VIEs as of June 30, 2010. Of them, amounts additionally disclosed in accordance with Accounting Standards Update 2009-17 ((ASC810 (“Consolidation”)) are as follows.

Short-term debt: ¥1,643 million.

Cash and cash equivalent, time deposits and available amount of the committed credit facilities at the end of the first fiscal quarter were 1,000 billion yen in altogether, which amount was 358% of the amount of the CPs of which outstanding balance at the end of the first fiscal quarter was 279,170 million.

(b) Long-term debt

	June 30, 2010 (Millions of yen)	March 31, 2010 (Millions of yen)
Borrowings from financial institutions	2,239,171	2,314,377
Bonds	1,228,554	1,215,359
Medium-term notes	95,895	104,310
Payable under securitized lease and loan receivables	1,221,514	202,224

Total	4,785,134	3,836,270

The above amounts include Long-term debt of VIEs as of June 30, 2010. Of them, amounts additionally disclosed in accordance with Accounting Standards Update 2009-17 ((ASC810 (“Consolidation”)) are as follows.

Borrowings from financial institutions: ¥141,153 million.

Bonds: ¥4,618 million.

Payable under securitized lease and loan receivables: ¥1,222 billion

Long-term debt increased by ¥1,053 billion due to application of new accounting standards this consolidated fiscal year relating to the consolidation of variable interest entities (VIEs)

(c) Deposits

	June 30, 2010 (Millions of yen)	March 31, 2010 (Millions of yen)
Deposits	897,733	853,269

Apart from the short-term and long-term debt noted above, ORIX Trust and Banking Corporation and ORIX Asia Limited accept deposits. The balance of deposits at the end of the first fiscal quarter was 897,733 million, an increase of 5% or 44,464 million yen from the end of the previous fiscal year.

(4) Summary of Cash Flows

Cash and cash equivalents decreased by ¥29,977 million to ¥609,110 million compared to March 31, 2010.

Cash flows from operating activities used ¥14,251 million during the first consolidated period, having provided ¥6,450 million during the same period of the previous fiscal year, resulting from a decrease in the delivery of real estate (e.g. condominiums) for sale such as condominiums, an increase in trading securities, in addition to the adjustment of net income such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans), despite an increase in quarterly net income compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥73,143 million during the first consolidated period, having provided ¥111,792 million during the same period of the previous fiscal year, due to a year on year decrease in installment loans made to customers and a return of investments in connection with proceeds from the sales of operating lease assets, despite increases in purchase of lease equipment and purchases of other securities compared to the same period of the previous fiscal year.

Cash flows from financing activities used ¥83,530 million during the first consolidated period, having used ¥177,502 million during the same period of the previous fiscal year due to the amount of borrowings exceeding the amount of funding raised, despite an increase in the amount of funding raised through the issuance of unsecured debt compared to the same period of the previous fiscal year in accordance with the policy to enhance financial stability.

(5) Challenges to be addressed

There were no significant changes for the three months ended June 30, 2010.

(6) Research and Development Activity

There were no significant changes for the three months ended June 30, 2010.

6.	Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥51,822 million for the three months ended June 30, 2010.

(b) Details of facilities for rent

Details of facilities for rent at June 30, 2010 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	569,289	35.9%
Measuring and information-related equipment	168,767	10.6
Real estate	827,918	52.2
Other	20,140	1.3

Subtotal	1,586,114	100.0%
Accumulated depreciation	(388,096)	—

Net	1,198,018	—

Accrued rental receivables	16,266	—

Total	1,214,284	—

For the three months ended June 30, 2010, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 12 “Write-Downs of Long-Lived Assets”.

(c) Plans for acquisition and disposal of facilities

For the three months ended June 30, 2010, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for management such as golf courses and training facilities

(b) Status of main facilities not for rent

i) The Company

For the three months ended June 30, 2010, there no significant changes of major facilities.

ii) Subsidiaries in Japan

For the three months ended June 30, 2010, there were no significant changes of major facilities.

iii) Overseas subsidiaries

For the three months ended June 30, 2010, there were no significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

For the three months ended June 30, 2010, there were no significant changes in acquisition and disposal of facilities not for rent.

7.	Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the three months ended June 30, 2010 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	June 30, 2010	Increase, net	June 30, 2010	Increase, net	June 30, 2010
1	110,231	6	143,946	6	171,125

Note:	*1	Additional paid-in capital represented as shown above is based on Japanese GAAP.
	*2	The exercise of stock acquisition right increased common stock and additional paid-in capital.

(2) Condition of Major Shareholders

(a) On the list of shareholders as of June 30, 2010, THE CHASE MANHATTAN BANK, N.A. LONDON SECS LENDING OMNIBUS ACCOUNT became a major shareholder.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
THE CHASE MANHATTAN BANK, N.A. LONDON SECS LENDING OMNIBUS ACCOUNT	1,477	1.34%
WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND

(b) AllianceBernstein L.P. and AllianceBernstein Japan Ltd. jointly filed an amended report as required under Japanese regulations on May 19, 2010 that shows their share holdings of the Company as of May 14, 2010. The reported number of shares held is not able to be confirmed substantially against the list of shareholders as of June 30, 2010.

Name	Number of shares held (in thousands)	Percentage of total shares issued
AllianceBernstein L.P.	10,944	9.93%
AllianceBernstein Japan Ltd.	685	0.62

Total	11,629	10.55%

(c) Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC, Nomura Capital Markets plc, and Nomura Asset Management Co., Ltd. jointly filed an amended report as required under Japanese regulations on June 7, 2010 that shows their share holdings of the Company as of May 31, 2010. The reported number of shares held is not able to be confirmed substantially against the list of shareholders as of June 30, 2010.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Nomura Securities Co., Ltd.	178	0.16%
NOMURA INTERNATIONAL PLC *1	6,272	5.42
Nomura Capital Markets plc	498	0.45
Nomura Asset Management Co., Ltd. *2	4,113	3.73

Total	11,062	9.55%

*1, 2	The number of shares and percentage of total shares in issued held by NOMURA INTERNATIONAL PLC and Nomura Asset Management Co., Ltd. include the residual securities.

(d) Fidelity Investments Japan Limited and FMR LLC jointly filed an amended report as required under Japanese regulations on June 11, 2010 that shows their share holdings of the Company as of June 7, 2010. The reported number of shares held is not able to be confirmed substantially against the list of shareholders as of June 30, 2010.

Name	Number of shares held (in thousands)	Percentage of total shares issued
Fidelity Investments Japan Limited	7,140	6.48%
FMR LLC	8,977	8.14

Total	16,117	14.62

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	June 30, 2010	March 31, 2010
Cash and Cash Equivalents	609,110	639,087
Restricted Cash	112,565	77,486
Time Deposits	3,489	548
Investment in Direct Financing Leases	844,153	756,481
Installment Loans	3,360,338	2,464,251
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(182,179)	(157,523)
Investment in Operating Leases	1,214,284	1,213,223
Investment in Securities	1,081,287	1,104,158
Other Operating Assets	215,859	186,396
Investment in Affiliates	407,255	409,711
Other Receivables	187,756	210,521
Inventories	143,625	153,256
Prepaid Expenses	52,747	45,420
Office Facilities	99,854	96,831
Other Assets	554,026	539,954

Total Assets	8,704,169	7,739,800

Pursuant to Accounting Standards Update 2009-17 (ASC 810-10 (“Consolidation—Variable Interest Entities”)), assets attributed to variable interest entities (VIEs) in the Condensed Consolidated Balance Sheets are as follows:

Millions of yen
June 30, 2010
Cash and Cash Equivalents	30,788
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	270,097
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	1,045,362
Investment in Operating Leases	330,036
Investment in Securities	75,483
Investment in Affiliates	35,244
Others	194,960

1,981,970

	Millions of yen
Liabilities and Equity	June 30, 2010	March 31, 2010
Liabilities:
Short-Term Debt	615,464	573,565
Deposits	897,733	853,269
Trade Notes, Accounts Payable and Other Liabilities	307,495	311,113
Accrued Expenses	94,648	101,917
Policy Liabilities	398,965	409,957
Current and Deferred Income Taxes	163,957	183,674
Security Deposits	123,090	125,479
Long-Term Debt	4,785,134	3,836,270

Total Liabilities	7,386,486	6,395,244

Redeemable Noncontrolling Interests	27,916	28,095

Commitments and Contingent Liabilities
Equity:
Common Stock	143,946	143,939
Additional Paid-in Capital	178,936	178,661
Retained Earnings	1,090,413	1,104,779
Accumulated Other Comprehensive Income (Loss)	(97,263)	(79,459)
Treasury Stock, at Cost	(49,237)	(49,236)

Total ORIX Corporation Shareholders’ Equity	1,266,795	1,298,684

Noncontrolling Interests	22,972	17,777

Total Equity	1,289,767	1,316,461

Total Liabilities and Equity	8,704,169	7,739,800

Pursuant to Accounting Standards Update 2009-17 (ASC 810-10 (“Consolidation—Variable Interest Entities”)), liabilities attributed to variable interest entities (VIEs) in the Condensed Consolidated Balance Sheets are as follows:

Millions of yen
June 30, 2010
Short-Term Debt	1,643
Trade Notes, Accounts Payable and Other Liabilities	10,025
Security Deposits	8,756
Long-Term Debt	1,367,285
Others	6,306

1,394,015

Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Revenues:
Direct financing leases	13,462	12,330
Operating leases	67,730	68,045
Interest on loans and investment securities	41,847	44,752
Brokerage commissions and net gains on investment securities	7,480	5,055
Life insurance premiums and related investment income	26,097	27,722
Real estate sales	10,403	5,672
Gains on sales of real estate under operating leases	488	103
Other operating revenues	65,536	70,835

Total revenues	233,043	234,514

Expenses:
Interest expense	22,666	33,359
Costs of operating leases	47,370	46,252
Life insurance costs	21,779	20,639
Costs of real estate sales	10,596	6,175
Other operating expenses	39,737	42,776
Selling, general and administrative expenses	53,178	49,453
Provision for doubtful receivables and probable loan losses	12,404	5,992
Write-downs of long-lived assets	102	1,603
Write-downs of securities	2,748	6,271
Foreign currency transaction loss (gain), net	616	(363)

Total expenses	211,196	212,157

Operating Income	21,847	22,357

Equity in Net Income (Loss) of Affiliates	(9,161)	1,932
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	(707)	346

Income before Income Taxes and Discontinued Operations	11,979	24,635
Provision for Income Taxes	5,017	10,064

Income from Continuing Operations	6,962	14,571

Discontinued Operations:
Income from discontinued operations, net	450	4,084
Provision for income taxes	(225)	(1,788)

Discontinued operations, net of applicable tax effect	225	2,296

Net Income	7,187	16,867

Net Income (Loss) Attributable to the Noncontrolling Interests	(444)	(13)

Net Income Attributable to the Redeemable Noncontrolling Interests	439	430

Net Income Attributable to ORIX Corporation	7,192	16,450

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Income attributable to ORIX Corporation:
Income from continuing operations	6,918	14,112
Discontinued operations	274	2,338
Net income attributable to ORIX Corporation	7,192	16,450

	Yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	77.38	131.29
Discontinued operations	3.07	21.76
Net income attributable to ORIX Corporation	80.45	153.05

Diluted:
Income from continuing operations	65.56	111.51
Discontinued operations	2.48	17.76
Net income attributable to ORIX Corporation	68.04	129.27

(3) Consolidated Statement of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Net Income	7,187	16,867

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	6,664	(2,238)
Net change of defined benefit pension plans	246	125
Net change of foreign currency translation adjustments	(777)	(14,947)
Net change of unrealized gains (losses) on derivative instruments	(941)	1,137
Total other comprehensive income (loss)	5,192	(15,923)

Comprehensive Income (Loss)	12,379	944

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(1,250)	(43)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(165)	(1,065)

Comprehensive Income (Loss) Attributable to ORIX Corporation	13,794	2,052

(4) Consolidated Statement of Changes in Equity

Three months ended June 30, 2010

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance Before Adjustment	143,939	178,661	1,104,779	(79,459)	(49,236)	1,298,684	17,777	1,316,461
Cumulative effect of applying according for new accounting standards for the consolidation of variable interest entities			(22,495)	(3,406)		(25,901)	4,233	(21,668)
Beginning Balance After Adjustment	143,939	178,661	1,082,284	(82,865)	(49,236)	1,272,783	22,010	1,294,793
Contribution to Subsidiaries						—	2,281	2,281
Transaction with noncontrolling interests		116				116	(558)	(442)
Comprehensive income (loss)
Net income			16,450			16,450	(13)	16,437
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(2,324)		(2,324)	86	(2,238)
Net change of defined benefit pension plans				125		125	—	125
Net change of foreign currency translation adjustments				(13,340)		(13,340)	(112)	(13,452)
Net change of unrealized gains (losses) on derivative instruments				1,141		1,141	(4)	1,137

Total						(14,398)	(30)	14,428

Comprehensive income (loss)						2,052	(43)	2,009

Cash dividends			(8,061)			(8,061)	(718)	(8,779)
Conversion of convertible bond	1	1				2	—	2
Exercise of stock options	6	5				11	—	11
Compensation cost of stock options		100				100	—	100
Acquisition of treasury stock					(1)	(1)	—	(1)
Other, net		53	(260)			(207)	—	(207)

Ending balance	143,946	178,936	1,090,413	(97,263)	(49,237)	1,266,795	22,972	1,289,767

Three months ended June 30, 2009

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	102,216	136,313	1,071,919	(92,384)	(50,534)	1,167,530	18,067	1,185,597
Contribution to subsidiaries						—	788	788
Transaction with noncontrolling interests		5				5	(1)	4
Comprehensive income (loss)
Net income			7,192			7,192	(444)	6,748
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				6,654		6,654	10	6,664
Net change of defined benefit pension plans				258		258	(12)	246
Net change of foreign currency translation adjustments				629		629	(802)	(173)
Net change of unrealized gains (losses) on derivative instruments				(939)		(939)	(2)	(941)

Total						6,602	(806)	5,796

Comprehensive income (loss)						13,794	(1,250)	12,544

Cash dividends			(6,261)			(6,261)	(72)	(6,333)
Conversion of convertible bond	2	2				4	—	42
Compensation cost of stock options		310				310	—	310
Acquisition of treasury stock					(1)	(1)	—	(1)
Other, net		12			51	63	(10)	53

Ending balance	102,218	136,642	1,072,850	(85,782)	(50,484)	1,175,444	17,522	1,192,966

*	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 8 “Redeemable Noncontrolling Interests”.

(5) Condensed Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Cash Flows from Operating Activities:
Net income	7,187	16,867
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	49,809	39,337
Provision for doubtful receivables and probable loan losses	12,404	5,992
Decrease in policy liabilities	(14,658)	(10,992)
Equity in net (income) loss of affiliates (excluding interest on loans)	9,161	(1,238)
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	707	(346)
Gains on sales of available-for-sale securities	(1,478)	(1,698)
Gains on sales of real estate under operating leases	(488)	(103)
Gains on sales of operating lease assets other than real estate	(1,435)	(2,116)
Write-downs of long-lived assets	102	1,603
Write-downs of securities	2,748	6,271
Increase in restricted cash	(7,944)	(2,570)
Increase in trading securities	(74)	(10,646)
Decrease (increase) in inventories	14,120	(6,234)
Decrease in other receivables	2,209	6,841
Decrease in trade notes, accounts payable and other liabilities	(31,233)	(9,437)
Other, net	(34,687)	(45,772)

Net cash provided by (used in) operating activities	6,450	(14,241)

Cash Flows from Investing Activities:
Purchases of lease equipment	(90,892)	(126,643)
Principal payments received under direct financing leases	94,370	98,709
Net proceeds from securitization of lease receivables, loan receivables and securities	5,163	—
Installment loans made to customers	(156,711)	(143,024)
Principal collected on installment loans	254,827	253,320
Proceeds from sales of operating lease assets	18,184	56,886
Investment in affiliates, net	39	1,102
Proceeds from sales of investment in affiliates	4,367	1,283
Purchases of available-for-sale securities	(58,827)	(224,816)
Proceeds from sales of available-for-sale securities	22,591	94,894
Proceeds from redemption of available-for-sale securities	35,908	104,356
Purchases of other securities	(3,042)	(19,794)
Proceeds from sales of other securities	5,988	2,856
Purchases of other operating assets	(2,045)	(724)
Acquisitions of subsidiaries, net of cash acquired	(5,101)	(10,676)
Other, net	(13,027)	(14,586)

Net cash provided by investing activities	111,792	73,143

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	84,440	20,460
Proceeds from debt with maturities longer than three months	191,716	364,555
Repayment of debt with maturities longer than three months	(477,134)	(497,038)
Net increase in deposits due to customers	41,085	44,544
Issuance of common stock	2	11
Dividends paid	(6,261)	(8,061)
Net decrease in call money	(11,400)	(8,000)
Acquisition of treasury stock	(1)	(1)
Other, net	51	—

Net cash used in financing activities	(177,502)	(83,530)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,752	(5,349)

Net Decrease in Cash and Cash Equivalents	(57,508)	(29,977)
Cash and Cash Equivalents at Beginning of Year	459,969	639,087

Cash and Cash Equivalents at End of Period	402,461	609,110

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate lease or loan are being deferred and amortized as yield adjustments over the life of related direct financing lease or loan by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs associated with writing insurances, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under U.S. GAAP, these are calculated by the methodology which relevant authorities accept, under Japanese GAAP.

(d) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation- Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets.

Under Japanese GAAP, the unrealized net actuarial loss is fully amortized over a certain term within the average remaining service period of employees expected to receive related benefits. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheets.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statements of income. The results of discontinued operations were reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(g) Net Income in consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them are separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Comprehensive income

Under U.S. GAAP, comprehensive income is required to be disclosed and it is separately stated in the consolidated financial statements.

Under Japanese GAAP, comprehensive income is not required to be disclosed.

(i) Partial sale and additional acquisition of in the parent’s ownership interest

Under U.S. GAAP, partial sale and additional acquisition of the parent’s ownership interest that retain controlling are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, partial sale of the parent’s ownership interest that retain controlling are accounted for as profit-loss transactions and additional acquisition of the parent’s ownership interest are accounted for as business combination. On the other hand, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold recognized in income but the gain or loss on the remeasurement to fair value of the interest retained does not recognized.

(j) Classification in consolidated statement of cash flows

Classification in the statement of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is stated at cost less accumulated depreciation, which was ¥388,096 million and ¥399,747 million at June 30, 2010 and March 31, 2010, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on a cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the three months ended June 30, 2009 and 2010 amounted to ¥2,897 million and ¥2,333 million respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and the value of underlying collateral and guarantees. Generally, the valuation allowance for large balance non-homogeneous loans is individually assessed to determine whether the loan is impaired. If the loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loan if the loan is collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of underlying collateral and guarantees, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the investor’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 42.2% and 41.3% for the three months ended June 30, 2009 and 2010, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. Until the end of previous fiscal year, the Company and its subsidiaries had accounted for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion sold and the portion that continues to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains (losses) on investment securities.

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. For an interest that continues to be held for which the fair value is less than the amortized cost basis amounts, we estimate the present value of cash flows expected to be collected from the interest and compare it with the amortized cost basis of the interest to determine whether a credit loss exists. If, based on current information and events, we determine a credit loss exists for that interest, an other-than-temporary impairment is considered to have occurred. We write down that interest to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless we intend to sell that interest or more likely than not will be required to sell that interest before recovery of its amortized cost basis less any current-period credit loss, in which case the entire impairment loss would be charged to earnings.

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate. From this fiscal year, The Company and its subsidiaries adopt Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). ASU 2009-16 removes the exception from applying ASC 810-10 (“Consolidation—Variable Interest Entities”) qualifying special-purpose entity (“QSPE”) and SPE for securitizing financial assets are subject to consolidation rule for VIEs. As a results, trust or special-purpose entity for securitizing are consolidated, and transferred financial assets are not treated as sales. Assets hold by consolidated trust or special-purpose entity are accounted for direct financing lease receivable, loan receivable and investment securities, as it was before transfer. In the case of transferee is not subject to be consolidated, the Company and its subsidiaries had accounted for the sale when control over the assets is surrendered.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”) and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of June 30, 2010 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S.GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements, deposits collected on behalf of the customers and applied to non-recourse loans and trust accounts under securitization programs.

(q) Installment loans

Certain loans, which the Company has the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of June 30, 2010 are ¥8,214 million but there were no such loans as of March 31, 2010.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥32,096 million and ¥31,650 million as of June 30, 2010 and March 31, 2010, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums(including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of June 30, 2010 and March 31, 2010, advance and/or progress payments were ¥124,581 million and ¥115,285 million, respectively, and finished goods were ¥19,044 million and ¥37,971 million, respectively.

For the three months ended June 30, 2010, a certain subsidiary recorded ¥450 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥37,428 million and ¥37,319 million as of June 30, 2010 and March 31, 2010, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥70,872 million and ¥71,074 million as of June 30, 2010 and March 31, 2010, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation from continuing operations and net income attributable to ORIX Corporation by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™ .

(ac) Redeemable noncontrolling interests

Noncontrolling interest in certain subsidiary is subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ad) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjusts the carrying amount of its investment in the affiliate and recognizes gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)), was issued. This Update removes the concept of a qualifying special-purpose entity and removes the exception from applying ASC 810-10 (“Consolidation-Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Furthermore, in June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC810 (“Consolidation”)), was issued. This Update removes the exception from applying FIN 46(R) (ASC 810) to variable interest entities that are qualifying special-purpose entities, and requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Update requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

These Updates are effective as of the beginning of the fiscal year that begins after November 15, 2009, for interim periods within that fiscal year, and for fiscal years and interim periods thereafter. The Company and its subsidiaries adopted these Updates on April 1, 2010. These Updates’ effects on the company and its subsidiaries’ financial conditions at the initial adoption date is an increase of ¥1,147 billion on total assets, an increase of ¥1,169 billion on total liabilities and a decrease of ¥22 billion on retained earnings, net of tax, respectively, in the consolidated balance sheets. For more information, see note 6 “Variable Interest Entities”.

In January 2010, Accounting Standards Update 2010-06 (Improving Disclosures about Fair Value Measurements—ASC 820 (“Fair Value Measurements and Disclosures”)) was issued. This Update improves existing disclosures and adds new disclosures. A certain disclosures of roll forward of activity in Level3 are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Early adoption is permitted. Other disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 and the Company and its subsidiaries adopted those other disclosure requirements for the period ended March 31, 2010. The adoption will not have a material effect on the Company and its subsidiaries’ results of operation and financial position.

In February 2010, Accounting Standards Update 2010-10 (“Amendments for Certain Investment Funds—ASC 810 (“Consolidation”)”) was issued. ASU 2010-10 defers adoption of FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”) which was codified by ASU 2009-17 (“ASC 810 (“Consolidation”)”) for a reporting entity’s interest in an entity:

•	That has all the attributes of an investment company or

•	For which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.

The amendments in ASU 2010-10 are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The Company and its subsidiaries adopted the Updates on April 1, 2010.The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2010, Accounting Standards Update 2010-20 (Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit losses—ASC 310 (“Receivables”)) was issued. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, by requiring an entity to provide disaggregated and class information, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on and after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. This Update amends disclosures and there will be no effect on the Company and its subsidiaries’ results of operations or financial position.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurements and Disclosures“). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure mainly cash equivalents, trading securities, available-for-sale securities, investment funds, certain investment in affiliates and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2010 and March 31, 2010:

	June 30, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥57,119	¥1,004	¥56,145	¥50
Available-for-sale securities	803,009	57,435	425,090	320,484
Japanese and foreign government bond securities	164,660	—	164,660	—
Japanese prefectural and foreign municipal bond securities	22,660	—	22,660	—
Corporate debt securities	224,673	—	221,617	3,056
Specified bonds issued by SPEs in Japan	220,972	—	—	220,972
CMBS and RMBS in the U.S., and other asset-backed securities	97,041	—	585	96,456
Equity securities	73,003	57,435	15,568	—
Other securities	17,838	—	17,838	—
Investment funds	17,838	—	17,838	—
Derivative assets	29,550	561	25,739	3,250
Interest rate swap agreements	2,979	—	2,979	—
Options held/written, caps held, other	2,898	2	261	2,635
Futures, Foreign exchange contracts	6,406	559	5,847	—
Foreign currency swap agreements	16,652	—	16,652	—
Credit derivatives held/written	615	—	—	615

	¥907,596	¥59,000	¥524,812	¥323,784

Financial Liabilities:
Derivative liabilities	¥29,381	¥787	¥28,592	¥2
Interest rate swap agreements	2,508	—	2,508	—
Options held/written, caps held, other	1,858	—	1,858	—
Futures, Foreign exchange contracts	1,021	787	234	—
Foreign currency swap agreements	23,985	—	23,985	—
Credit derivatives held/written	9	—	7	2

	¥29,381	¥787	¥28,592	¥2

	March 31, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥49,596	¥1,157	¥48,386	¥53
Available-for-sale securities	845,234	67,224	376,206	401,804
Japanese and foreign government bond securities	146,453	—	146,453	—
Japanese prefectural and foreign municipal bond securities	19,247	—	19,247	—
Corporate debt securities	199,291	—	192,450	6,841
Specified bonds issued by SPEs in Japan	246,305	—	—	246,305
CMBS and RMBS in the U.S., and other asset-backed securities	149,358	—	700	148,658
Equity securities	84,580	67,224	17,356	—
Other securities	14,692	—	14,692	—
Investment funds	14,692	—	14,692	—
Derivative assets	17,074	1,015	15,531	528
Interest rate swap agreements	192	—	192	—
Options held/written, caps held	555	2	553	—
Futures, Foreign exchange contracts	2,075	1,013	1,062	—
Foreign currency swap agreements	13,724	—	13,724	—
Credit derivatives held/written	528	—	—	528

	¥926,596	¥69,396	¥454,815	¥402,385

Financial Liabilities:
Derivative liabilities	¥31,975	¥660	¥31,280	¥35
Interest rate swap agreements	2,956	—	2,956	—
Options held/written, caps held	189	—	189	—
Futures, Foreign exchange contracts	5,737	660	5,077	—
Foreign currency swap agreements	23,053	—	23,053	—
Credit derivatives held/written	40	—	5	35

	¥31,975	¥660	¥31,280	¥35

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities required to be carried at fair value from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the reporting period. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the three months ended June 30, 2010, there were no significant transfers in or out of Level 1 or 2.

The following table presents the reconciliation for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended June 30, 2009 and 2010:

	June 30, 2009
	Millions of yen
	Balance at March 31, 2009	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at June 30, 2009	Change in unrealized gains or losses included in earnings for assets still held at June 30, 2009 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥166	¥—	¥(4)	¥(4)	¥—	¥—	¥162	¥—
Available-for-sale securities	447,859	(1,044)	(6,763)	(7,807)	(32,791)	822	408,083	(834)
Corporate debt securities	10,176	(29)	186	157	(2,564)	822	8,591	(29)
Specified bonds issued by SPEs in Japan	300,765	(122)	(2,343)	(2,465)	(31,317)	—	266,983	(161)
CMBS and RMBS in the U.S., and other asset-backed securities	136,918	(893)	(4,606)	(5,499)	1,090	—	132,509	(644)
Investment in affiliates	6,954	(6,954)	—	(6,954)	—	—	—	—
Derivative assets	760	77	—	77	(438)	—	399	77
Options held/written, caps held	438	—	—	—	(438)	—	—	—
Credit derivatives held/written	322	77	—	77	—	—	399	77

	June 30, 2010
	Millions of yen
	Balance at March 31, 2009	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at June 30, 2009	Change in unrealized gains or losses included in earnings for assets still held at June 30, 2009 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥53	¥—	¥(3)	¥(3)	¥—	¥—	¥50	¥—
Available-for-sale securities	401,804	(4,198)	(2,814)	(7,012)	(30,772)	(43,536)	320,484	(4,200)
Corporate debt securities	6,841	2	(2)	—	(1,728)	(2,057)	3,056	—
Specified bonds issued by SPEs in Japan	246,305	(2,425)	(493)	(2,918)	(30,344)	7,929	220,972	(2,428)
CMBS and RMBS in the U.S., and other asset-backed securities	146,658	(1,775)	(2,319)	(4,094)	1,300	(49,408)	96,456	(1,772)
Derivative assets	528	63	—	63	—	2,659	3,250	63
Options held/written, caps held, other	—	(24)	—	(24)	—	2,659	2,635	(24)
Credit derivatives held/written	528	87	—	87	—	—	615	87

*1	Principally, gains and losses from trading securities, available-for-sale securities, investments in affiliates and derivative assets are included in brokerage commissions and net gains (losses) on investment securities, write-downs of securities or life insurance premiums and related investment income, equity in net income (loss) of affiliates and other operating revenues/expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

From the three months ended June 30 2010, the Company and its subsidiaries adopted Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)), and Accounting Standards Update 2009-17 (ASC810 (“Consolidation”)). These Updates’ effects on the company and its subsidiaries’ financial assets classified as Level 3 is an increase of ¥9,225 million on Specified bonds issued by SPEs in Japan held by variable interest entities that have become subject to consolidation, an decrease of ¥49,408 million and 1,296 million on above entities’ CMBS and RMBS in the U.S., and other asset-backed securities and Specified bonds issued by SPEs in Japan that the Company and its subsidiaries have held, due to these securities have been eliminated in consolidation.

The following table presents recorded amounts of major assets and liabilities measured at fair value on a nonrecurring basis as of June 30, 2010 and March 31, 2010. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

	June 30, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥1,613	¥—	¥—	¥1,613
Real estate collateral-dependent loans (net of allowance for probable loan losses)	145,685	—	—	145,685
Investment in operating leases	10,227	—	—	10,227
Land and buildings undeveloped or under construction	702	—	—	702
Certain investment in affiliates	613	—	—	613

	¥158,840	¥—	¥—	¥158,840

	March 31, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥10,138	¥—	¥—	¥10,138
Real estate collateral-dependent loans (net of allowance for probable loan losses)	105,948	—	—	105,948
Investment in operating leases	21,174	—	—	21,174
Land and buildings undeveloped or under construction	33,978	—	—	33,978
Certain investment in affiliates	502	—	502	—

	¥171,740	¥—	¥502	¥171,238

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurements and Disclosures”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements. The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies. Real estate collateral-dependent loans whose fair values are estimated using an appraisal of the underlying collateral based on techniques other than recent transactions involving sales of similar assets are classified as Level 3 because such techniques involve unobservable inputs.

Investment in operating leases, Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies. The Company and its subsidiaries classified the assets as Level 3 because such techniques involve unobservable inputs.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets, and these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market. The Company and its subsidiaries also classify CMBS and RMBS in the United States, as level 3 due to a certain market becoming inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that the market had become inactive because there were few recent transactions and because brokers quotes or pricing evaluation from independent pricing service vendors for these securities were not available. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below to measure their fair value. When evaluating the specified bonds issued by SPEs, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs are estimated based on contractual principal and interest repayment schedules on each of the specified bond issued by the SPEs. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as a discounted cash flow methodology) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodology. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3.

4.	Investment in Securities

Investment in securities at June 30, 2010 and March 31, 2010 consists of the following:

	Millions of yen
	June 30, 2010	March 31, 2010
Trading securities	¥57,199	¥49,596
Available-for-sale securities	803,009	845,234
Held-to-maturity securities	43,723	43,732
Other securities	177,356	165,596

Total	¥1,081,287	¥1,104,158

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at June 30, 2010 and March 31, 2010 are as follows:

June 30, 2010

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥162,604	¥2,058	¥(2)	¥164,660
Japanese prefectural and foreign municipal bond securities	22,319	342	(1)	22,660
Corporate debt securities	221,557	3,561	(445)	224,673
Specified bonds issued by SPEs in Japan	224,400	514	(3,942)	220,972
CMBS and RMBS in the U.S., and other asset-backed securities	101,468	2,398	(6,825)	97,041
Equity securities	68,306	11,544	(6,847)	73,003

	800,654	20,417	(18,062)	803,009

Held-to-maturity:
Japanese government bond securities	43,723	2,206	—	45,929

	¥844,377	¥22,623	¥(18,062)	¥848,938

March 31, 2010

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥146,007	¥624	¥(178)	¥146,453
Japanese prefectural and foreign municipal bond securities	19,238	69	(60)	19,247
Corporate debt securities	199,937	910	(1,556)	199,291
Specified bonds issued by SPEs in Japan	249,696	303	(3,694)	246,305
CMBS and RMBS in the U.S., and other asset-backed securities	146,820	10,759	(8,221)	149,358
Equity securities	71,491	16,734	(3,645)	84,580

	833,189	29,399	(17,354)	845,234

Held-to-maturity:
Japanese government bond securities	43,732	—	(715)	43,017

	¥876,921	¥29,399	¥(18,069)	¥888,251

According to ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), non-credit components of other-than-temporary impairments of ¥314 million and ¥1,638 million were included in the unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities at June 30, 2010 and March 31, 2010 respectively.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of June 30, 2010 and March 31, 2010 respectively.

June 30, 2010

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥65,977	¥(2)	¥—	¥—	¥65,977	¥(2)
Japanese prefectural and foreign municipal bond securities	3,066	(1)	402	—	3,468	(1)
Corporate debt securities	17,941	(9)	17,921	(436)	35,862	(445)
Specified bonds issued by SPEs in Japan	34,415	(1,423)	74,649	(2,519)	109,064	(3,942)
CMBS and RMBS in the U.S., and other asset-backed securities	24,197	(2,375)	27,422	(4,450)	51,619	(6,825)
Equity securities	20,227	(5,452)	4,352	(1,395)	24,579	(6,847)

	¥165,823	¥(9,262)	¥124,746	¥(8,800)	¥290,569	¥(18,062)

March 31, 2010

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥81,432	¥(99)	¥4,768	¥(79)	¥86,200	¥(178)
Japanese prefectural and foreign municipal bond securities	12,480	(60)	—	—	12,480	(60)
Corporate debt securities	88,305	(484)	26,100	(1,072)	114,405	(1,556)
Specified bonds issued by SPEs in Japan	30,189	(1,041)	83,024	(2,653)	113,213	(3,694)
CMBS and RMBS in the U.S., and other asset-backed securities	17,578	(2,141)	65,070	(6,080)	82,648	(8,221)
Equity securities	17,875	(2,739)	4,822	(906)	22,697	(3,645)

	247,859	(6,564)	183,784	(10,790)	431,643	(17,354)

Held-to-maturity:
Japanese government bond securities	43,017	(715)	—	—	43,017	(715)

	¥290,876	¥(7,279)	¥183,784	¥(10,790)	¥474,660	¥(18,069)

Approximately 320 and 411 investment securities were in an unrealized loss position as of June 30, 2010 and March 31, 2010 respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2010.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2010.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at June 30, 2010.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended in June 30, 2010 and three months ended in March 31, 2010 are as follows:

	Millions of yen
	Three months ended June 30, 2009	Three months ended in June 2010
Total other-than-temporary impairment losses	¥3,067	¥6,296
Portion of loss recognized in other comprehensive income (before taxes)	(319)	(25)

Net impairment losses recognized in earnings	¥2,748	¥6,271

Other-than-temporary impairment losses related to debt securities are recognized mainly on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the present value of the expected cash flows that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2009 and 2010 are as follows:

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Beginning before reduction	906	5,016

Reduction*		(1,810)
Beginning after reduction		3,206
Addition:
Credit loss for which an other-than-temporary impairment was not previously recognized	242	2,987
Credit loss for which an other-than-temporary impairment was previously recognized	30	52
Reduction:
Credit loss for which an other-than-temporary impairment was previously recognized	—	(89)

Ending	1,178	6,156

*	According to Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”) (FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140)), and Accounting Standards Update 2009-17 (ASC810 (“Consolidation”) (FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”, ASC810-10 (“Consolidation—Variable Interest Entities”))), cumulative effect is deducted.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥78,948 million and ¥72,347 million at June 30, 2010 and March 31, 2010, respectively. Investments with an aggregated cost of ¥77,335 million and ¥62,208 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investment.

The Company and its subsidiaries adopt Accounting Standards Update 2009-12 (Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)). Under ASC 820, the information about fund investments the Company and its subsidiaries hold at June 30, 2010 and March 31, 2010, are as follows:

June 30, 2010

Type of Fund Investment	Fair Value (Millions of Yen)	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund*	¥17,838	Monthly – Quarterly	10days – 45days

Total	¥17,838	—	—

March 31, 2010

Type of Fund Investment	Fair Value (Millions of Yen)	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund*	¥14,692	Monthly – Quarterly	10days – 45days

Total	¥14,692	—	—

*	This category includes several hedge funds that seek for profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥5,113 million and ¥4,443 million, for the nine months ended June 30, 2009 and 2010, respectively.

5.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. Until the end of the previous fiscal year, the Company and its subsidiaries did not consolidate qualified special-purpose entities (“QSPEs”) meeting certain requirements and the Company and its subsidiaries had accounted for the transfer of financial assets using QSPEs as a sale when control over the financial assets was surrendered.

The Company and its subsidiaries apply Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). This Update removes the concept of a QSPE and removes the exception from applying ASC 810-10 (“Consolidation—Variable Interest Entities”) to variable interest entities that are QSPEs. This Update also modifies the financial-components approach used in former ASC 860 (“Transfers and Servicing”) and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. As a result, many SPEs for securitization which had not been consolidated because they met QSPE criteria have been consolidated in accordance with Accounting Standards Update 2009-17 ((ASC810 (“Consolidation”)). For further information, see Note 6 “ Variable Interest Entities ”.

During three months ended June 30, 2009, certain information with respect to these transactions accounted for as sales is as follows. During three months ended June 30, 2010, there is no securitization transactions accounted for as sales.

Millions of yen
Three months ended June 30, 2009
Direct financing leases:
Balance sold	5,241
Gains (losses) on sales	(78)
Interests that continue to be held	17,229

Regarding securitizations of direct financing lease receivables for three months ended June 30, 2010, revenues from interests that continue to be held of ¥1,318 million are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥376 million for the three months ended June 30, 2010 are included in interest on loans and investment securities in the consolidated statement of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥705 million for three months ended June 30, 2010 are included in interest on loans and investment securities in the consolidated statement of income.

As of June 30, 2010 and March 31, 2010, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during three months ended June 30, 2009 are as follows. There are no interests that continue to be held related to securitization transactions completed during three months ended June 30, 2010.

Three months ended June 30, 2009
Direct financing leases
Expected credit loss	1.51%
Discount rate	2.33%-4.26%
Annual prepayment rate	6.24%

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheets at June 30, 2010 and March 31, 2010. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

March 31, 2010
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.29%-1.62%	0.72%-14.00%	0.74%-1.18%	1.22%-14.00%
Discount rate	1.17%-21.25%	0.22%-9.88%	1.39%-6.33%	0.22%-18.49%
Annual prepayment rate	1.52%-6.66%	2.86%-42.93%	1.56%-5.64%	7.56%-42.93%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	76,136	2,830	25,930	23,258
Book value of the interests that continue to be held	67,028	2,859	22,568	23,601
Weighted average life (in years)	2.0-3.4	0.7	13.9-24.5	0.6-4.2
Expected credit loss:
+10%	376	35	47	50
+20%	756	70	94	143
Discount rate:
+10%	605	6	402	311
+20%	1,198	12	793	608
Prepayment rate:
+10%	57	16	173	2
+20%	117	32	341	4

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the interest that continue to be held is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/paid to SPEs for all securitization activities for the nine months and three months ended June 30, 2009, are summarized as follows:

Millions of yen
Three months ended June 30, 2009
Proceeds from new securitizations	5,163
Servicing fees received	100
Cash flows received on interests that continue to be held	5,272
Repurchases of ineligible assets	(5,034)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of June 30, 2010 and March 31, 2010 are as follows:

June 30, 2010

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	850,281	23,836	1,830
Installment loans	3,360,338	399,855	9,826

Total assets managed or sold on securitization	4,210,619	423,691	11,656

Less: assets sold on securitization	(6,128)

Assets held in portfolio	4, 204,491

March 31, 2010

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	883,452	25,682	8,744
Installment loans	2,575,568	360,464	49,053

Total assets managed or sold on securitization	3,459,020	386,146	57,797

Less: assets sold on securitization	(238,288)

Assets held in portfolio	3,220,732

The total assets of direct financing leases and installment loans sold on securitization, as of June 30, and March 31, 2010, are ¥22,551 million and ¥257,654 million, respectively but the assets of ¥16,423 million and ¥19,366 million, respectively, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of March 31, 2010, is ¥31,123 million which is not included in the table above. There is no asset of investment securities sold on securitization, as of June 30, 2010.

6.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, as there is cases where there are not voting rights over those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”).

According to ASC 810-10, the Company and its subsidiaries shall consolidate a VIE as primary beneficiary if that SPE has a variable interest to absorb a Majority of the SPE’s expected loss or receive a majority of the SPE’s expected residual returns or meet both of these condition by using quantitative analysis in March 31, 2010.

If the SPEs met the criteria for QSPE in accordance with ASC 860 (“Transfer and Servicing”) and ASC810-10, the Company and its subsidiaries excluded QSPE from scope of consolidation.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)) and FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), was issued. This Update removes the concept of a QSPE and removes the exception from applying ASC 810-10 to variable interest entities that are QSPE. The Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of all variable interest entities, including QSPE. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effect of adopting these Updates on our financial conditions at the initial adoption date is an increase of ¥1,147 billion on total assets, and an increase of ¥1,169 billion on total liabilities, respectively, in the consolidated balance sheets. These fall under mainly VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable, and VIEs for securitization of commercial mortgage loans by third parties.

According to these Updates, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of variable interest entities from June 30, 2010. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary. The company and its subsidiaries reassess whether an enterprise is the primary beneficiary of a variable interest entity.

The followings are the items that the Company and its subsidiaries are considering in a qualitative assessment.

•	Which activities most significantly impact the entity’s economic performance of the VIE and who has the power to direct such activities.

•	The characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	The involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant, when determining primary beneficiary.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager, asset manager or servicer and receiving variable fees

•	providing liquidity and other financial support

Information about VIEs for the Company and its subsidiaries are as follows:

	Consolidated VIEs

June 30, 2010

	Millions of yen
Classification	Total assets (1)	Total liabilities (1)	Assets which are pledged as collateral (2)	Commitments (3)
(a) VIEs for liquidating customer assets	5,292	3,956	4,363	—
(b) VIEs for acquisition of real estate and real estate development projects for customers	7,747	465	404	—
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	417,312	115,891	167,624	2,680
(d) VIEs for corporate rehabilitation support business	14,405	54	170	—
(f) VIEs for investment in securities	93,988	17,614	16,343	1,543
(g) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	592,170	423,538	590,855	—
(h) VIEs for securitization of commercial mortgage loans by third parties	799,765	803,566	781,460	—
(i) Other VIEs	51,291	28,931	42,146	—

Total	1,981,970	1,394,015	1,603,365	4,223

March 31, 2010

	Millions of yen
Classification	Total assets (1)	Total liabilities (1)	Assets which are pledged as collateral (2)	Commitments (3)
(a) VIEs for liquidating customer assets	—	—	—	—
(b) VIEs for acquisition of real estate and real estate development projects for customers	17,817	9,245	10,980	—
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	389,343	102,960	156,922	2,680
(d) VIEs for corporate rehabilitation support business	15,462	—	475	—
(e) VIEs for investment in securities	23,804	9,342	—	1,596
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	292,049	202,224	292,049	—
(g) VIEs for securitization of commercial mortgage loans by third parties	—	—	—	—
(h) Other VIEs	6,937	—	—	—

Total	745,412	323,771	460,426	4,276

Note

(1)	The assets of VIE are used only to repay the liabilities of VIE, the creditors of the liabilities of VIE have no recourse to other assets of the Company and its subsidiaries.
(2)	The assets which are pledged as collateral by VIE for financing of VIE.
(3)	Commitments for VIE contracted by the Company and its subsidiaries

‚	Non-consolidated VIEs

June 30, 2010

	Millions of yen
Classification		Carrying amount relating to variable interests in the VIE
	Total assets	Debt securities and non-recourse loans	Investments	Maximum exposure to loss (4)
(a) VIEs for liquidating customer assets	75,155	3,670	9,015	12,685
(b) VIEs for acquisition of real estate and real estate development projects for customers	655,831	87,134	48,039	161,469
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	—	—	—	—
(d) VIEs for corporate rehabilitation support business	—	—	—	—
(e) VIEs for investment in securities	737,005	—	27,777	48,390
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	—	—	—	—
(g) VIEs for securitization of commercial mortgage loans by third parties	701,852	107,405	22,689	130,094
(h) Other VIEs	41,897	1,184	3,790	5,724

Total	2,211,740	199,393	111,310	358,362

March 31, 2010

Millions of yen
	Total assets	Carrying amount relating to variable interests in the VIE		Maximum exposure to loss (4)
Classification		Debt securities and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	80,585	2,540	10,075	12,615
(b) VIEs for acquisition of real estate and real estate development projects for customers	622,872	17,323	41,858	106,469
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	—	—	—	—
(d) VIEs for corporate rehabilitation support business	—	—	—	—
(e) VIEs for investment in securities	—	—	—	—
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	—	—	—	—
(g) VIEs for securitization of commercial mortgage loans by third parties	—	—	—	—
(h) Other VIEs	—	—	—	—

Total	703,457	19,863	51,933	119,084

Note

(4) Maximum exposure to loss includes commitments for VIE contracted by the Company and its subsidiaries.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIEs structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated such VIEs because VIEs are actually controlled by being asset manager. Among those VIEs, assets of consolidated VIEs are mainly included in investment in operating leases in the consolidated balance sheets. And liabilities of these VIEs are mainly included in long-term debt in the consolidated balance sheets.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in installment loans as non-recourse loans, and investments are mainly included in other operating assets in the consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold debt securities issued by them and/or make investments in them. The Company and its subsidiaries have consolidated such VIEs because VIEs are actually controlled by being asset manager. Among those VIEs, assets of consolidated VIEs are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets. And liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment securities as debt securities, in installment loans as non-recourse loans and mainly in other operating assets and investment in securities as equity investments in the consolidated balance sheets. The Company and its subsidiaries have agreements to commit to invest in certain such non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish VIEs to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

For three months ended June 30, 2010 and 2010, the Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional funding is ¥870 million and ¥5,148 million. As a result, the Company and its subsidiaries have performed reassessment and consolidated those VIEs.

Assets of such VIEs are mainly included in investment in operating leases, other assets and other operating assets in the consolidated balance sheets. And liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets. The Company has agreements to commit to invest in certain such consolidated VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance through the servicing operations.

Assets of the consolidated VIEs are mainly included in installment loans in the consolidated balance sheets. And liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

(e) VIEs for investment in securities

The Company and its subsidiaries have the interests of VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the involvement with design of VIEs, and has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

Assets of the consolidated VIEs are mainly included in investment in affiliates and investment in securities in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt and trade notes, accounts payable and other liabilities in the consolidated balance sheets. The Company has agreements to commit to invest in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company has agreements to commit to invest in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries are involved with VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable. In the scheme of the securitization, those financial assets are injected to SPEs as collateral, and SPEs securitize beneficial interests or securities for investors. After the securitization, the Company and its subsidiaries keep and hold subordinated part of the securities, and take a role as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and have a responsibility to cover any significant potential loss by keeping the subordinated part of the securities.

Assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

(g) VIEs for securitization of commercial mortgage loans by third parties

The subsidiaries hold the subordinated part of CMBS which was securitized by third parties. In addition, in some cases where they hold subordinated part, subsidiaries take a role as a special-servicer of the securitization. In such role, subsidiaries have a right to manage collateral which is related to commercial mortgage loans to be securitized.

The subsidiaries consolidate VIEs because the subsidiaries have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance through the role as special-servicer including managing collateral, and have a responsibility to cover any significant potential loss by keeping the subordinated part of the securities.

Assets of the consolidated VIEs are mainly included in installment loans in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with VIEs for various purposes. The consolidated and non-consolidated other VIEs are mainly kumiai structures.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income.

The Company and its subsidiaries make investments to the kumiai or its related SPE. The Company and its subsidiaries consolidated such VIEs because the Company and its subsidiaries had a responsibility to cover any significant potential loss. Excluding consolidated VIEs, the Company and its subsidiaries did not become primary beneficiary of VIEs because the Company and its subsidiaries did not make significant investments or guarantee or otherwise had any significant financial commitments or exposure with respect to Kumiai or its related SPE.

7.	Investment in Affiliates

Investment in affiliates at June 30, 2010, and March 31, 2010 consists of the following:

	Millions of yen
	June 30, 2010	March 31, 2010
Shares	293,755	293,488
Loans	113,500	116,223

	407,255	409,711

Combined and condensed information relating to the affiliates for the three months ended June 30, 2009 and 2010 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen
	June 30, 2009	June 30, 2010
Operations:
Total revenues	298,851	198,772
Income (loss) before income taxes	(12,004)	9,991
Net income (loss)	(8,607)	6,720

Financial position:
Total assets	4,144,181	3,871,826
Total liabilities	3,181,680	2,829,738
Shareholders’ equity	962,501	1,042,088

During the three months ended June 30, 2009, a loss of ¥6,954 million was recorded in equity in net income (loss) of affiliates in the consolidated statements of income, as a change in fair value in relation to an investment that is measured at fair value by the election of fair value option of ASC 825-10 (“Financial Instruments—The Fair Value Option”). In addition, the Company and its subsidiaries sold the investment and recognized a loss of ¥2,724 million in gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, in the consolidated statements of income for the three months ended June 30, 2009. The Company and its subsidiaries have chosen to apply the fair value option to this investment in an affiliate, which is a relatively short-term investment listed in the stock market, in order to reflect the economic value of the investment in our financial statements. We manage this investment at fair value and we believe that the recognition of earnings based on the changes in fair value of the listed stock as an estimated exit price for this investment is more relevant than applying the equity method to this investment. As a result, there is no related balance in the consolidated balance sheets as of June 30, 2010.

8.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for three months ended June 30, 2009 and 2010 are as follows:

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Beginning Balance	25,396	28,095
Adjustment of Redeemable Noncontrolling Interests to Redemption Value	(95)	261
Transaction with noncontrolling interests	634	625
Comprehensive income (loss)
Net Income	439	430
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(604)	(1,495)
Other comprehensive income (loss)	(604)	(1,495)
Comprehensive income (loss)	(165)	(1,065)

Ending balance	25,770	27,916

9.	Shareholders’ Equity

As of June 30, 2009 and 2010:

a.	Type and number of outstanding shares, including treasury shares

Common stock, 110,231,840 shares

b.	Type and number of treasury stock

Common stock, 2,745,791 shares

c.	Stock acquisition rights

Liquid Yield Option Notes	Convertible into 2,493,309 shares of common stock
Series Three Unsecured Bonds	Convertible into 21,918,979 shares of common, exercisable after February 2, 2009
2006 Stock acquisition rights	¥1,768 million, exercisable after June 21, 2008
2007 Stock acquisition rights	¥1,777 million, exercisable after July 5, 2009
2008 Stock acquisition rights	¥774 million, exercisable after July 18, 2010

d.	Dividends

Resolution	The board of directors on May 10, 2010
Type of shares	Common stock
Total dividends paid	¥8,061 million
Dividend per share	¥75.00
Date of dividend record	March 31, 2010
Date of entry into force	June 2, 2010
Dividend resource	Retained earnings

10.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2009 and 2010 are as follows:

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Personnel expenses	30,686	31,976
Selling expenses	5,152	4,418
Administrative expenses	16,524	12,368
Depreciation	816	691

Total	53,178	49,453

The amounts for the three months related to discontinued operations are reclassified.

11.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the three months ended June 30, 2009 and 2010 consists of the following:

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Service cost	816	777
Interest cost	321	345
Expected return on plan assets	(439)	(511)
Amortization of transition obligation	(1)	(1)
Amortization of net actuarial loss	525	261
Amortization of prior service credit	(302)	(298)

Net periodic pension cost	920	573

12.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques.

For the three months ended June 30, 2009 and 2010, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥977 million and ¥2,071 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥102 million and ¥1,603 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended June 30, 2009 and 2010, respectively.

The losses of ¥67 million in the Corporate Financial Services segment, ¥721 million in the Real Estate segment, and ¥189 million in Overseas Business segment were recorded for the three months ended June 30, 2009. The loss of ¥1,602 million in the Real Estate segment was recorded for the three months ended June 30, 2010.

The details of major write-downs are as follows.

Office Buildings—For the three months ended June 30, 2009, write-downs of ¥67 million for a unit held for sale. There was no impairment for office building for the three months ended June 30, 2010.

Commercial Facilities other than Office—There was no impairment for office building for the three months ended June 30, 2009. For the three months ended June 30, 2010, write-downs of ¥333 million in relation to two units due to a decline in cash flow of each unit.

Condominiums—For the three months ended June 30, 2009, write-downs of ¥721 million were recorded for 16 units held for sale. For the three months ended June 30, 2010, write-downs of ¥1,205 million were recorded for 19 units held for sale, and ¥533 million were recorded in relation to five units due to a decline in cash flow of each unit.

Others—For the three months ended June 30, 2009, ¥189 million of write-downs were recorded for long-lived assets other than the above, including land and buildings undeveloped or under construction. There was no impairment for such assets for the three months ended June 30, 2010.

13.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and these properties recognized for the three months ended June 30, 2009 have also been reclassified as income from discontinued operations in the accompanying consolidated statements of income.

The Company had begun the liquidation procedure for a subsidiary in Europe since the fiscal year ended March 31, 2008, and had been completed such procedure and recorded ¥14 million of liquidation gains for the three months ended June 30, 2009.

The Company and its subsidiary determined to terminate the PFI contract for hospital management business with one of its subsidiaries in Japan in the fiscal year ended March 31, 2010. For the three months ended June 30, 2010, the Company determined to wind up a subsidiary in Japan founded in order to enter into derivative business. There is no significant asset and liability of these subsidiaries in the accompanying consolidated balance sheets at June 30, 2010.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the three months ended June 30, 2009 and 2010, the Company and its subsidiaries recognized ¥506 million and ¥4,743 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥18,583 million and ¥31,611 million which are included in investment in operating leases at June 30, 2010 and March 31, 2010.

Discontinued operations for the three months ended June 30, 2009 and 2010 consist of the following:

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Revenues	6,686	5,087
Income from discontinued operations, net*	225	2,296

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties in the amounts of ¥520 million and ¥4,743 million for the three months ended June 30, 2009 and 2010, respectively.

14.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the three months ended June 30, 2009 and 2010 is as follows:

In the three months ended June 30, 2009, the diluted EPS calculation excludes convertible bond for 2,435 thousand shares and stock options for 1,441 thousand shares, as they were antidilutive.

In the three months ended June 30, 2010, the diluted EPS calculation excludes convertible bond for 2,493 thousand shares and stock options for 1,190 thousand shares, as they were antidilutive.

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Income (Loss) attributable to ORIX Corporation from continuing operations	6,918	14,112
Effect of dilutive securities—
Expense related to convertible bond	326	326

Income (Loss) attributable to ORIX Corporation from continuing operations for diluted EPS computation	7,244	14,438

	Thousands of Shares
	Three months ended June 30, 2009	Three months ended June 30, 2010
Weighted-average shares	89,401	107,485
Effect of dilutive securities—
Conversion of convertible bond	21,087	21,919
Exercise of stock option	—	70

Weighted-average shares for diluted EPS computation	110,488	129,474

	Yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	77.38	131.29
Diluted	65.56	111.51

ORIX Corporation shareholders’ equity per share as of June 30, 2010, and March 31, 2010 is as follows:

	Yen
	June 30, 2010	March 31, 2010
ORIX Corporation shareholders’ equity per share	11,785.67	12,082.56

15.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and certain subsidiaries engage in trading activities with various future contracts. Therefore the Company and certain subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and certain subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and certain subsidiaries entered into interest rate swap agreements and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-65-1 (“Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging Activities”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended June 30, 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	180	Interest on loans and investment securities/Interest expense	(13)	—	—

Foreign exchange contracts	118	Foreign currency transaction loss	2	—	—

Foreign currency swap agreements	(1,872)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	(58)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	433	Other operating revenues/expenses	(352)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	1,937	Foreign currency transaction loss (gain), net	(1,937)	Foreign currency transaction loss (gain), net

Foreign currency swap agreements	531	Other operating revenues/expenses	(531)	Foreign currency transaction loss (gain), net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	(346)	Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	779	—	—

Debt loan in local currency	971	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	3	Other operating revenues/expenses

Foreign currency swap agreements	962	Other operating revenues/expenses

Futures	(86)	Brokerage commissions and net gains (losses) on investment securities

Foreign exchange contracts	33	Brokerage commissions and net gains (losses) on investment securities

Credit derivatives held/written	237	Other operating revenues/expenses

Options held/written, caps held	(634)	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended June 30, 2010 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	32	Interest on loans and investment securities/Interest expense	(246)	—	—

Foreign exchange contracts	379	Foreign currency transaction loss	3	—	—

Foreign currency swap agreements	1,177	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	321	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	2,505	Other operating revenues/expenses	(2,593)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	5,475	Foreign currency transaction loss	(5,475)	Foreign currency transaction loss

Foreign currency swap agreements	3,904	Other operating revenues/expenses	(3,904)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	2,995	Gains (Losses) on sales of subsidiaries and affiliates and liquidation losses, Net	39	—	—

Debt loan in local currency	1,837	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	4	Other operating revenues/expenses

Foreign currency swap agreements	(38)	Other operating revenues/expenses

Futures	(175)	Brokerage commissions and net gains (losses) on investment securities

Foreign exchange contracts	50	Brokerage commissions and net gains (losses) on investment securities

Credit derivatives held/written	118	Other operating revenues/expenses

Options held/written, caps held, other	96	Other operating revenues/expenses

Notional amounts of derivative instruments and fair values of derivative instruments in consolidated balance sheets at June 30, 2010 and March 31, 2010 are as follows.

June 30, 2010

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	195,779	2,978	Other receivables	2,419	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	137,254	5,565	Other receivables	135	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	194,132	15,329	Other receivables	22,677	Trade notes, accounts payable and other liabilities

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	9,500	1	Other receivables	89	Trade notes, accounts payable and other liabilities

Options held/written, caps held, other	99,535	2,898	Other receivables	1,858	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	359,938	841	Other receivables	886	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	10,339	1,323	Other receivables	1,308	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	47,608	615	Other receivables	9	Trade notes, accounts payable and other liabilities

March 31, 2010

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	170,193	191	Other receivables	2,862	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	171,681	834	Other receivables	4,968	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	207,049	12,671	Other receivables	22,053	Trade notes, accounts payable and other liabilities

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	9,096	1	Other receivables	94	Trade notes, accounts payable and other liabilities

Options held/written, caps held	21,690	555	Other receivables	189	Trade notes, accounts payable and other liabilities

Futures, Foreign exchange contracts	379,754	1,241	Other receivables	769	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	10,567	1,053	Other receivables	1,000	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	48,490	528	Other receivables	40	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on June 30, 2010.

ASC 815-10-65-2 (“Derivatives and Hedging—Disclosures about Credit Derivatives and Certain Guarantees and Clarification of the Effective Date of ASC 815-10-65-1 (Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging Activities)”) requires sellers of credit derivatives to disclose additional information about credit- risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading as of June 30, 2010 March 31, 2010. Details of credit derivatives written are as follows.

June 30, 2010

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of a credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	7,000	Less than two years	68

Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	40,313	Less than two years	545

March 31, 2010

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of a credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	7,000	Less than two years	(1)

Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	41,146	Less than two years	493

*1	Underlying reference company’s credit ratings are BBB+ or better rated by rating agencies as of June 30, 2010 March 31, 2010.
*2	Underlying reference CMBS is highest grade tranche and its credit rating is Baa1 or better rated by rating agencies as of June 30, 2010 March 31, 2010. Unless such highest grade tranche of CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

16.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

June 30, 2010

	Millions of yen
	Carrying amount	Estimated fair value

Trading instruments
Trading securities	¥57,199	¥57,199
Futures, Foreign exchange contracts:
Assets	636	636
Liabilities	878	878
Credit derivatives held/written:
Assets	615	615
Liabilities	9	9
Options held/written, Caps held:
Assets	2,898	2,898
Liabilities	1,858	1,858

Non-trading instruments
Assets:
Cash and cash equivalents	¥609,110	¥609,110
Restricted cash	112,565	112,565
Time deposits	3,489	3,489
Installment loans (net of allowance for probable loan losses)	3,201,535	3,194,294
Investment in securities:
Practicable to estimate fair value	864,570	866,776
Not practicable to estimate fair value	159,518	159,518
Liabilities:
Short-term debt	615,464	615,464
Deposits	897,733	902,944
Long-term debt	4,785,134	4,737,931
Futures, Foreign exchange contracts:
Assets	5,770	5,770
Liabilities	143	143
Foreign currency swap agreements:
Assets	16,652	16,652
Liabilities	23,985	23,985
Interest rate swap agreements:
Assets	2,979	2,979
Liabilities	2,508	2,508

March 31, 2010

	Millions of yen
	Carrying amount	Estimated fair value

Trading instruments
Trading securities	¥49,596	¥49,596
Futures, Foreign exchange contracts:
Assets	1,198	1,198
Liabilities	766	766
Credit derivatives held/written:
Assets	528	528
Liabilities	40	40
Options held/written, Caps held:
Assets	555	555
Liabilities	189	189

Non-trading instruments
Assets:
Cash and cash equivalents	¥639,087	¥639,087
Restricted cash	77,486	77,486
Time deposits	548	548
Installment loans (net of allowance for probable loan losses)	2,330,697	2,318,466
Investment in securities:
Practicable to estimate fair value	903,658	902,943
Not practicable to estimate fair value	150,904	150,904
Liabilities:
Short-term debt	573,565	573,565
Deposits	853,269	855,620
Long-term debt	3,836,270	3,869,238
Futures, Foreign exchange contracts:
Assets	877	877
Liabilities	4,971	4,971
Foreign currency swap agreements:
Assets	13,724	13,724
Liabilities	23,053	23,053
Interest rate swap agreements:
Assets	192	192
Liabilities	2,956	2,956

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by discounting future cash flows (see Note 2). For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values). For certain investments funds included in other securities, the fair values are estimated based on net asset value per share. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

17. Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥8,854 million and ¥8,308 million as of June 30, 2010 and March 31, 2010, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	June 30, 2010	March 31, 2010
Within one year	3,902	3,870
More than one year	23,034	23,048

Total	26,936	26,918

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥2,594 million and ¥2,024 million for the three months ended June 30, 2009 and 2010, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥258 million and ¥304 million for the three months ended June 30, 2009 and 2010, respectively. As of June 30, 2010 and March 31, 2010, the amounts due are as follows:

	Millions of yen
	June 30, 2010	March 31, 2010
Within one year	491	718
More than one year	293	370

Total	784	1,088

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥183,102 million and ¥159,812 million as of June 30, 2010 and March 31, 2010, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥84,629 million and ¥88,548 million as of June 30, 2010 and March 31, 2010, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of ASC 460-10. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of June 30, 2010 and March 31, 2010.

	Millions of yen
	June 30, 2010		March 31, 2010
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Corporate loans	330,656	2,529	321,448	2,986
Transferred loans	173,632	2,275	—	—
Housing loans	18,298	2,523	18,798	2,644
Other	152	—	3	1

Total	522,738	7,327	340,249	5,631

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of June 30, 2010 and March 31, 2010, total amount of such guarantees are both ¥1,217,500 million, respectively, and book value of guarantee liabilities which amount included in the table above are ¥1,060 million and ¥1,001 million, respectively.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2010.

Guarantee of transferred loans: A subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae. A subsidiary is obliged to absorb some of the losses when losses arose from such loans.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets that are not accounted for as sales but for as secured borrowings as described in Note 5 (“Securitization Transactions”), and the assets held by SPEs described in Note 6 (“Variable Interest Entities”), the short-term and long-term debt payables to financial institutions are secured by the following assets as of June 30, 2010 and March 31, 2010:

	Millions of yen
	June 30, 2010	March 31, 2010
Minimum lease payments, loans and investment in operating leases	107,496	117,595
Investment in securities*	5,041	309
Other operating assets	51,679	52,861
Investment in affiliates and Other assets	48,189	21,390

Total	212,405	192,155

*	Including investment in securities with repurchase agreements of ¥5,041 million and ¥179 million as of June 30, 2010 and March 31, 2010, respectively.

As of June 30, 2010 and March 31, 2010, investment in securities of ¥72,735 million and ¥76,417 million, respectively, were pledged for primarily collateral deposits.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

18.	Segment Information

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From this fiscal year, the Company changed the measure of its segment assets and segment revenues related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidations”) since the Company’s management changed its internal performance assessment measures to manage its segments.

In addition, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and Maintenance Leasing segment, respectively.

Due to these changes, the reclassified figures are shown for the first consolidated period and the fiscal year ended March 31, 2010.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products, and environment-related business
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing
Real Estate	:	Development and rentals of commercial real estate, Condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services
Investment Banking	:	Real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage
Retail	:	Life insurance, trust and banking services, card loan and online securities brokerage operated by affiliates
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship-and aircraft-related operations

Financial information of the segments for the three months ended June 30, 2009 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	25,802	57,441	42,645	23,580	43,225	42,273	234,966
Segment profits (losses)	1,513	5,830	261	(10,418)	5,181	11,257	13,624

Financial information of the segments for the three months ended June 30, 2010 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	23,845	56,777	39,645	26,765	35,582	43,123	225,737
Segment profits	2,004	6,753	2,180	2,109	8,105	11,435	32,586

Segment Assets information of June 30, 2010 and March 31, 2010 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
June 30, 2010	1,135,577	524,171	1,070,122	1,062,218	1,611,351	840,634	6,244,073
March 31, 2010	1,178,458	515,716	1,079,273	1,071,255	1,578,758	860,815	6,284,275

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and the consolidation of certain variable interest entities(VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses and are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets) and investment in affiliates. This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

In addition, from this fiscal year, the Company changed the measure of its segment assets and segment revenues related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidations”) since the Company’s management changed its internal performance assessment measures to manage its segments.

Among consolidated VIEs, VIEs for securitization, in which VIE’s assets can be used only to settle related obligations of that VIE and the creditors do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on an amount of the Company and its subsidiaries’ net investments in VIEs, which are different from the amount of total assets of the consolidated VIEs, and segment revenues are measured at a net amount of the VIEs’ revenues corresponding to its investments in VIEs. This change does not have any effect on segment profit.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

	Millions of yen
	Three months ended June 30, 2009	Three months ended June 30, 2010
Segment revenues:
Total revenues for segments	234,966	225,737
Revenue related to corporate assets	3,897	313
Revenue related to certain VIEs	866	13,551
Revenue from discontinued operations	(6,686)	(5,087)

Total consolidated revenues	233,043	234,514

Segment profit:
Total profit for segments	13,624	32,586
Corporate interest expenses, general and administrative expenses	(52)	(2,024)
Corporate write-downs of securities	(887)	—
Corporate other gain or loss	206	203
Corporate net gains on investment securities	(457)	(2,463)
Discontinued operations	(450)	(4,084)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	(5)	417

Income before Income Taxes and Discontinued Operations	11,979	24,635

	Millions of yen
	March 31, 2010	June 30, 2010
Segment assets:
Total assets for segments	6,284,275	6,244,073
Cash and cash equivalents, restricted cash and time deposits	717,121	725,164
Allowance for doubtful receivables on direct financing leases and probable loan losses	(157,523)	(182,179)
Other receivables	210,521	187,756
Other corporate assets	485,746	511,883
Certain VIEs assets	199,660	1,217,472

Total consolidated assets	7,739,800	8,704,169

Certain VIEs assets and revenue related to certain VIEs are included in the reconciliation of segment totals to consolidated financial statement amounts. Due to these changes, the reclassified figures are shown for the first consolidated period and the fiscal year ended March 31, 2010.

The following information represents geographic revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the three months ended June 30, 2009

	Millions of yen
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	199,872	20,585	19,272	(6,686)	233,043
Income before Income Taxes	2,262	4,920	5,247	(450)	11,979

For the three months ended June 30, 2010

	Millions of yen
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	185,009	33,526	21,066	(5,087)	234,514
Income before Income Taxes	17,771	4,975	5,973	(4,084)	24,635

*Note:	1.	Results of discontinued operations are included in each amount attributed to each geographic area.
	2.	Mainly United States
	3.	Mainly Asia, Europe, Oceania and Middle East

No single customer accounted for 10% or more of the total revenues for the three months ended June 30, 2009 and 2010.

19.	Subsequent Event

There are no applicable subsequent events.